

July 26, 2018

Via E-mail
John L. Garrison, Jr.
Chairman and Chief Executive Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

      Re: **Terex Corporation**
                    Form 10-K for the Fiscal Year Ended December 31, 2017
                    Filed February 16, 2018
                    File No. 1-10702

Dear Mr. Garrison:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. In your letter to us dated July 14, 2015, you stated that you had sold equipment into Syria, and that you may continue to have such sales to that country. As you know, Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. You do not include disclosure about Syria in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria since your 2015 letter, including contacts with its government, whether through subsidiaries, dealers, distributors, or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance